SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN ISSUER
PURSUANT TO RULE 13a-16 OR 15d-16 OF THE
SECURITIES EXCHANGE ACT OF 1934

For the month of July, 2015
(Commission File No. 001-32221) ,

GOL LINHAS AÉREAS INTELIGENTES S.A.
(Exact name of registrant as specified in its charter)

GOL INTELLIGENT AIRLINES INC.
(Translation of Registrant's name into English)

Praça Comandante Linneu Gomes, Portaria 3, Prédio 24
Jd. Aeroporto
04630-000 São Paulo, São Paulo
Federative Republic of Brazil
(Address of Regristrant's principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F ___X___ Form 40-F ______

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes ______ No ___X___

If "Yes" is marked, indicated below the file number assigned to the registrant in connection with Rule 12g3-2(b):

São Paulo, July 27, 2015 - GOL Linhas Aéreas Inteligentes S.A. (BM&FBOVESPA: GOLL4 and NYSE: GOL), (S&P: B, Fitch: B-, Moody’s: B3), the largest low-cost and best-fare airline in Latin America, hereby announces its preliminary air traffic figures for June 2015, 2Q15 and 6M15. Comparisons refer to the same period in 2014.

GOL highlights

      Domestic supply grew by 3.5% in June, 2.0% in 2Q15 and 2.1% in 2015. The year-over-year increase in 2Q15 reflects the lower supply in 2Q14, when the Company reduced the capacity for the Brazil 2014 Fifa World Cup.

      In June, domestic demand increased by 5.6%, leading to a load factor of 77.2%, representing growth of 1.5 p.p. compared to June 2014.

      The international market increased capacity by 1.3% in this month compared to 2014. Demand, meanwhile, fell by 2.8%, recording a load factor of 66.9%. The Company is adjusting its international network by changing the frequency in currently operating destinations and opening other international bases in order to capture market opportunities in the region.

      In 2Q15, net PRASK fell by 15.4% while yield fell by 17.2% compared to 2Q14, reflecting the slowdown in economic activity in the country and lower volume of corporate passengers.

      On 2Q15, jet fuel (QAV) prices were between R$2.20 and R$2.25 per liter, representing a decrease of approximately 10% compared to 2014. Jet fuel in Reais partially benefited from the decline in international prices of 38.9% in the quarter, but were impacted by the Real's average depreciation of 37.8% in the same period.

Investor Relations

ri@golnaweb.com.br

www.voegol.com.br/ri

+55(11)2128-4700

About GOL Linhas Aéreas Inteligentes S.A.

GOL Linhas Aéreas Inteligentes, the largest low-cost and best-fare airline in Latin America, offers around 900 daily flights to 73 destinations, 17 of which international in South America, the Caribbean and the United States, using a young, modern fleet of Boeing 737-700 and 737-800 Next Generation aircraft - the safest, most efficient and most economical of their type. The SMILES loyalty program allows members to accumulate air miles and redeem tickets to more than 700 locations around the world via flights with foreign partner airlines. The Company also operates Gollog, a logistics service that retrieves and delivers cargo and packages to and from more than 3,500 cities in Brazil and eight abroad. With its portfolio of innovative products and services, GOL Linhas Aéreas Inteligentes offers the best cost-benefit ratio in the market.

1	GOL Linhas Aéreas Inteligentes S.A.

Operating data*	Jun/15	Jun/14	% Var.	2Q15	2Q14	% Var.	6M15	6M14	% Var.
Total System
ASK (mm)	3,913	3,791	3.2%	11,870	11,619	2.2%	24,903	24,147	3.1%
RPK (mm)	2,971	2,840	4.6%	9,114	8,734	4.3%	19,286	18,273	5.5%
Load Factor	75.9%	74.9%	1.0p.p.	76.8%	75.2%	1.6p.p.	77.4%	75.7%	1.7p.p.
Pax on board	3,003	2,954	1.6%	9,388	9,234	1.7%	19,509	19,062	2.3%
Domestic
ASK (mm)	3,432	3,316	3.5%	10,419	10,213	2.0%	21,727	21,289	2.1%
RPK (mm)	2,650	2,509	5.6%	8,125	7,759	4.7%	17,045	16,261	4.8%
Load Factor	77.2%	75.7%	1.5p.p.	78.0%	76.0%	2.0p.p.	78.5%	76.4%	2.1p.p.
Pax on board	2,854	2,793	2.2%	8,925	8,757	1.9%	18,467	18,071	2.2%
International
ASK (mm)	481	475	1.3%	1,451	1,405	3.3%	3,176	2,859	11.1%
RPK (mm)	322	331	-2.8%	989	975	1.4%	2,241	2,013	11.3%
Load Factor	66.9%	69.7%	-2.8p.p.	68.2%	69.4%	-1.2p.p.	70.6%	70.4%	0.2p.p.
Pax on board	148	161	-8.0%	463	477	-2.8%	1,043	990	5.3%
*Source: National Civil Aviation Agency (ANAC) and company for the current month.

2	GOL Linhas Aéreas Inteligentes S.A.

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Date: July 27, 2015

GOL LINHAS AÉREAS INTELIGENTES S.A.

By:	/S/ Edmar Prado Lopes Neto
Name: Edmar Prado Lopes Neto Title: Investor Relations Officer

FORWARD-LOOKING STATEMENTS

This press release may contain forward-looking statements. These statements are statements that are not historical facts, and are based on management's current view and estimates offuture economic circumstances, industry conditions, company performance and financial results. The words "anticipates", "believes", "estimates", "expects", "plans" and similar expressions, as they relate to the company, are intended to identify forward-looking statements. Statements regarding the declaration or payment of dividends, the implementation of principal operating and financing strategies and capital expenditure plans, the direction of future operations and the factors or trends affecting financial condition, liquidity or results of operations are examples of forward-looking statements. Such statements reflect the current views of management and are subject to a number of risks and uncertainties. There is no guarantee that the expected events, trends or results will a ctually occur. The statements are based on many assumptions and factors, including general economic and market conditions, industry conditions, and operating factors. Any changes in such assumptions or factors could cause actual results to differ materially from current expectations.